06051243

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. KELLY & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 WESTOWN PARKWAY, SUITE 202
(No. and Street)

WEST DES MOINES (City) IA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IA (State) 50309 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID LORBIECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. KELLY & COMPANY, as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

FINOP
Title

MY COMMISSION NO. 159829 EXPIRES 6-15-07 NOTARY

[signature] Carole R. Campbell
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.M. KELLY & COMPANY

Statements of Financial Condition
And Independent Auditors' Report
On Internal Control

September 30, 2006 and 2005

TABLE OF CONTENTS

ROTH & COMPANY, P.C.
Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
D.M. Kelly & Company
West Des Moines, Iowa

We have audited the accompanying statements of financial condition of D.M. Kelly & Company as of September 30, 2006 and 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly & Company as of September 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
November 6, 2006

D.M. KELLY & COMPANY

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 150,957	$ 213
Receivables:		
Clearing organization	2,325,454	2,560,753
Other	9,269	50,455
Securities owned:		
Marketable, at market value	3,289,728	3,360,282
Not readily marketable, at estimated fair value	335,813	412,037
Notes receivable	285,970	546,160
Other assets	134,665	134,453
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization 2006 $194,910 and 2005 $180,718	157,420	168,842
Total	$ 6,689,276	$ 7,233,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 122,162	$ 118,390
Other accrued liabilities	141,016	3,643
Current income taxes	70,872	62,158
Deferred income taxes	7,000	47,700
Total liabilities	341,050	231,891
STOCKHOLDERS' EQUITY		
Preferred stock	-	800,000
Common stock	725,072	725,072
Retained earnings	5,623,154	5,476,232
Total stockholders' equity	6,348,226	7,001,304
Total	$ 6,689,276	$ 7,233,195

See notes to statements of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company (the Company) is an Iowa corporation conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the Midwestern region of the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenue and related expenses are recorded on the settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed by the straight-line method over 5 to 10 years. Amortization of leasehold improvements is based on the term of the lease.

Income Taxes

Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

2. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values. These securities as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Obligations of U.S. Government	$ -	$302,649
State and municipal obligations	902,330	1,366,353
Corporate stocks	2,033,163	1,573,090
Corporate bonds	354,235	74,585
Certificates of deposit	-	43,605
Total marketable securities	$3,289,728	$3,360,282

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. These securities as of September 30, 2006 and 2005 total $335,813 and $412,037, respectively, and consist of corporate stocks.

3. NOTES RECEIVABLE

Notes receivable as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Forgivable notes-deferred compensation	$43,000	$19,079
Real estate mortgages, related parties	242,970	249,084
Stockholder and other related parties	-	277,997
Total	$285,970	$546,160

The forgivable notes-deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. At September 30, 2006, maturity dates of the forgivable notes range from September 2007 to July 2010, and interest rates range from 3.06% to 5.2%. Aggregate annual maturities of the forgivable notes in the years ending September 30 are as follows: 2007, $35,000; 2009, $4,000 and 2010, $4,000.

The real estate mortgages are due from related parties and mature in 2010 through 2012. At September 30, 2006, the notes bear interest at rates from 2.55% to 4.02%, with monthly principal and interest payments aggregating $1,099.

At September 30, 2005, notes receivable from stockholder and other related parties consisted of short-term borrowings with interest at 4.01% due at maturity.

4. INCOME TAXES

Deferred income tax assets (liabilities) as of September 30, 2006 and 2005 consist of the following components:

	2006	2005
Unrealized gains on securities owned, held for investment	$(70,900)	$(70,000)
Deferred compensation	1,800	3,000
Charitable contribution carryforward	41,000	-
Other	21,100	19,300
Total deferred income tax liabilities	$(7,000)	$(47,700)

5. CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock are as follows:

Preferred stock

Series preferred stock, authorized 200,000 shares; available for issuance in one or more series. At September 30, 2005 there were 8,000 shares of 1996 Series I preferred stock issued and outstanding. The preferred stock was redeemed by the Company in 2006. A description of the previously outstanding series is as follows:

> 1996 Series I Redeemable Cumulative Preferred Stock, non-voting, $5 cumulative annual dividend (additionally, the Company's board of directors may declare a discretionary dividend of $5 to $15 per share annually), $100 par value, redeemable at $100 per share; authorized 50,000 shares.

Common stock

Common stock, voting, no par value, authorized 300,000 shares; 1,000 shares issued and outstanding at September 30, 2006 and 2005.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company had net capital of $5,021,419, which was $4,771,419 in excess of its required net capital of $250,000. At September 30, 2006, the Company's percentage of aggregate indebtedness to net capital was 7%.

7. COMMITMENTS

The Company has entered into lease and license agreements covering office space, computer hardware and software, and market data services. These agreements expire on various dates through the fiscal year ending September 2007. The various lease and license agreements contain provisions for renewals and clauses for early termination charges. The lease for office space expires March 31, 2007. In 2007, the Company expects to relocate its office facilities to a building owned by a related party.

8. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, RBC Dain Correspondent Services. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

9. PENSION AND PROFIT-SHARING PLANS

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the board of directors may determine. For the year ended September 30, 2005, the Company also had a defined contribution money purchase plan which was terminated.

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger

Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
West Des Moines, Iowa

In planning and performing our audit of the financial statements of D.M. Kelly & Company (the Company) for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

Des Moines, Iowa
November 6, 2006